Chanson International Holding

March 28, 2023

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Mr. Ernest Greene
Ms. Anne McConnell
Mr. Geoff Kruczek
Mr. Jay Ingram

Re:	Chanson International Holding
Registration Statement on Form F-1, as amended Initially Filed on March 31, 2021 File No. 333-254909

Ladies and Gentlemen:

On March 24, 2023, Chanson International Holding requested acceleration of the effective date of the above referenced Registration Statement so that it would become effective at 5:00 p.m. ET on March 28, 2023, or as soon as thereafter practicable. We hereby withdraw our request for acceleration of effectiveness.

Very truly yours,

Chanson International Holding

By:	/s/ Gang Li
	Name:	Gang Li
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors